Exhibit 99.1

NEWS RELEASE

Toronto, May 7, 2024

Triple Flag Announces Strong Q1 2024 Results Driven by Growth at Northparkes

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announced its results for the first quarter of 2024 and declared a dividend of US$0.0525 per common share to be paid on June 14, 2024. All amounts are expressed in US dollars, unless otherwise indicated.

“The business continues to generate significant free cash flow, with a record start to 2024 putting us firmly in line with annual GEOs sales guidance of 105 to 115 thousand ounces,” commented Shaun Usmar, CEO. “Growth from our cornerstone asset, Northparkes, has delivered meaningful results in the first quarter of 2024, and we look forward to the impact of our portfolio’s exposure to increased gold and silver prices on our cash flow. Triple Flag has a highly driven, invested team, and we have a clear opportunity to meaningfully advance our development aspirations.”

Q1 2024 Financial Highlights

	Q1 2024	Q1 2023
Revenue	$57.5 million	$50.3 million
Gold Equivalent Ounces (“GEOs”)[1]	27,794	26,599
Net Earnings (per share)	$17.4 million ($0.09)	$16.5 million ($0.09)
Adjusted Net Earnings[2] (per share)	$23.2 million ($0.12)	$15.3 million ($0.08)
Operating Cash Flow	$38.9 million	$38.9 million
Operating Cash Flow per Share	0.19	0.20
Adjusted EBITDA[3]	$48.1 million	$39.4 million
Asset Margin[4]	92%	88%

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GEOs Sold by Commodity and Revenue by Commodity

	Three Months Ended March 31
($ thousands except GEOs)	2024	2023
GEOs[1]
Gold	17,646	14,005
Silver	9,485	11,385
Other	663	1,209
Total	27,794	26,599

Revenue
Gold	36,524	26,468
Silver	19,632	21,517
Other	1,372	2,284
Total	57,528	50,269

Corporate Updates

•	Guidance and Outlook Maintained: Triple Flag remains on track to achieve its sales guidance for 2024 of 105,000 to 115,000 GEOs. As previously announced, we expect the GEOs contribution in 2024 from the higher gold grade E31 and E31N open pits at Northparkes to be slightly higher in the second half of the year compared to the first half due to the sequencing of mining and processing activities.

Triple Flag’s average annual sales outlook from 2025 to 2029 of approximately 140,000 GEOs remains unchanged.

•	Quarterly Dividend Maintained: Triple Flag’s Board of Directors declared a quarterly dividend of US$0.0525 per common share that will be paid on June 14, 2024, to shareholders of record at the close of business on May 31, 2024.

•	Share Buyback Activity: Under its current normal course issuer bid (“NCIB”), Triple Flag is authorized to repurchase 10,078,488 common shares from November 15, 2023, to November 14, 2024. Through the end of the first quarter of 2024, Triple Flag bought back 454,700 shares in the open market for C$7.8 million, of which, 283,100 shares for C$4.8 million was during the first quarter of 2024.

•	Commencement of Payments on NSR Royalty on the Kensington Gold Mine: As previously announced, during the first quarter of 2024, wholly owned subsidiaries of Triple Flag and Coeur Mining, Inc. (“Coeur”) entered into a settlement agreement to resolve litigation regarding the terms of a royalty held by Triple Flag on Coeur’s Kensington gold mine.

Under the terms of the settlement, Triple Flag and Coeur agreed to amend the terms of the existing Kensington royalty to provide that:

•	Effective January 1, 2024, the royalty will pay at a rate of 1.25% of net smelter returns through to December 31, 2026.

•	The royalty rate will increase to 1.50% of net smelter returns starting January 1, 2027.

Coeur’s production guidance for 2024 at Kensington is 92,000 to 106,000 ounces of goldi.

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As part of the settlement agreement, Triple Flag has received 737 thousand shares of Coeur and, in the first quarter of 2025, will receive further shares of Coeur with a fixed value of $3.75 million as determined at that time. The Coeur share consideration is in settlement of royalties in arrears and litigation expenses incurred. The recognition of royalties in arrears resulted in approximately 2,600 GEOs in the first quarter of 2024.

The amended NSR royalty is subject to a cap of two million ounces of gold, adjusted for consideration received related to royalties in arrears.

Kensington is an underground gold operation located in Alaska, currently consisting of the Kensington Main, Raven and Jualin deposits, as well as other exploration targets. Commercial production began in 2010, and in 2019, the mine achieved over one million ounces of gold produced.

As of December 31, 2023, proven and probable reserves at Kensington totaled 411 koz of gold, with an additional 819 koz of resources (exclusive) in the measured and indicated category as well as 388 koz in the inferred categoryii. Ongoing exploration work includes drilling at the Kensington Zone 30 and Elmira deposits to further build reserves. Recent assays at the property have shown orebody continuity to the south and down-dip.

Q1 2024 Portfolio Updates

Triple Flag’s long-term GEOs sales outlook builds on the sector-leading growth achieved since our inception, with a compound annual growth rate of more than 20% since 2017.

GEOs sales over the five-year period from 2025 to 2029 are expected to average 140,000 GEOs per year, a significant increase over current levels driven by expansions from existing producing assets as well as development and exploration assets slated to commence operations in the medium to long term.

Significant year-to-date newsflow and milestones related to assets within our portfolio are detailed below.

Australia:

•	Northparkes (54% gold stream and 80% silver stream): Sales from Northparkes in Q1 2024 were 6,286 GEOs, compared to 3,339 GEOs in Q4 2023. Consistent with Triple Flag’s guidance for a stronger 2024 due to the processing of the higher-gold-grade E31 and E31N open pits, GEOs sales from Northparkes increased by nearly 90% quarter-on-quarter. We continue to expect these higher grade open pits to contribute to mill feed blend through at least 2025. A feasibility study for the E22 underground orebody is expected by the end of the second quarter of 2024, which is anticipated to represent a source of higher grade gold ore at Northparkes in the medium to long term.

•	Beta Hunt (3.25% GR gold royalty and 1.5% NSR gold royalty): Royalties from Beta Hunt in Q1 2024 equated to 1,214 GEOs. Karora Resources disclosed that first quarter performance at Beta Hunt was impacted by wet weather and a regional interruption to grid power that impacted processing operations. Full primary crushing was restored by the end of March. The operator is on track to deliver 2024 production guidance of 170,000 to 185,000 ounces of gold.

The expansion project to increase mine capacity at Beta Hunt to 2 million tonnes per annum remains on track for completion by the end of 2024. To accommodate the expected increase in mining fleet, orders were placed for the supply, installation, and commissioning of new, permanent primary ventilation fans late in the third quarter of 2024.

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On April 7, 2024, Westgold Resources and Karora Resources announced a friendly merger pursuant to which, Westgold will acquire 100% of the issued and outstanding common shares of Karora. Completion of the transaction is expected to create one of the top 5 largest, ASX-listed gold producers operating exclusively in Western Australia. In the transaction announcement, Westgold commented that “the prize here is Beta Hunt’s gold potential. Rarely do you find a gold asset of the quality and potential of Beta Hunt hiding in a nickel belt and drilling is expected to further unlock value at this mine.”

An immediate focus for Westgold is the Fletcher zone, with initial cuts expected in the second half of 2024. Significant existing drilling equipment from Westgold will be redeployed to Beta Hunt, which is currently defined over 7 km with only 4 km drilled historically.

•	Fosterville (2.0% NSR gold royalty): Royalties from Fosterville in Q1 2024 equated to 1,051 GEOs. Agnico Eagle has disclosed that first quarter performance was in line with plan, and reiterated production guidance of 200,000 to 220,000 ounces of gold in 2024.

Latin America:

•	Cerro Lindo (65% silver stream): Sales from Cerro Lindo in Q1 2024 were 6,585 GEOs. On March 27, 2024, Nexa announced updated reserves and resources for Cerro Lindoiii, including proven and probable silver reserves of 41.15 Mt at 22.6 g/t totaling 29,966 koz Ag as of December 31, 2023. Current measured and indicated silver resources (exclusive) totaled 7.70 Mt at 23.7 g/t totaling 5,857 koz Ag, and inferred silver resources totaled 9.28 Mt at 32.6 g/t totaling 9,726 koz Ag.

•	Camino Rojo (2.0% NSR gold royalty on oxides): Royalties from Camino Rojo in Q1 2024 equated to 656 GEOs. 2024 production guidance for the asset remains unchanged at 110,000 to 120,000 ounces of gold.

•	Buriticá (100% silver stream, fixed ratio to gold): Sales from Buriticá in Q1 2024 were 974 GEOs. Throughout the first quarter of 2024, Buriticá was able to maintain steady operations; however, due to the ongoing presence of illegal miners, certain areas of the mine were avoided as a precautionary measure. The mine site continues to engage closely with the surrounding community on illegal mining and is supported by the National Army and National Police of Colombia.

North America:

•	Young-Davidson (1.5% NSR gold royalty): Royalties from Young-Davidson in Q1 2024 equated to 652 GEOs. As of December 31, 2023, Alamos Gold estimates a mine life of approximately 15 years for Young-Davidson based on current underground mining rates. The operator has budgeted $12 million for exploration at Young-Davidson in 2024, focusing on extending mineralization within the syenite, which hosts the majority of the current reserve and resource base. Drilling is also expected to test the hanging wall and footwall of the deposit, where higher grades have been previously intersected.

•	Pumpkin Hollow (97.5% gold and silver stream, fixed ratio): On April 22, 2024, the operator disclosed that further near-term funding is required to complete the commissioning and ramp-up of the Pumpkin Hollow underground mine and that discussions are ongoing with a third-party regarding a proposal for additional financing and a potential change of control transaction.

Triple Flag continues to monitor this development closely to maximize value for our shareholders. Our interests related to the Pumpkin Hollow gold and silver stream are second secured against all of Nevada Copper’s assets. Separately, our royalty interest on the Pumpkin Hollow property has been registered and/or otherwise recorded in the applicable state and federal registries.

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•	Florida Canyon (3.0% NSR gold royalty): Royalties from Florida Canyon in Q1 2024 equated to 448 GEOs. During the quarter, Argonaut Gold introduced 2024 production guidance of 63,000 to 70,000 gold equivalent ounces.

On March 27, 2024, Alamos Gold announced a friendly acquisition of Argonaut Gold. Upon closing of the acquisition, Argonaut Gold’s assets in the United States and Mexico, including the Florida Canyon heap leach mine in Nevada, will be spun out to a newly created junior gold producer. This new junior gold producer is expected to receive $10 million from Alamos in exchange for a 19.9% ownership interest.

•	Moss (100% silver stream): In April 2024, Elevation Gold announced that it is examining all available options to preserve sufficient liquidity for the continued operation of the Moss mine, including debt consolidation or restructuring, further debt or equity financing, or a sale of the operation. Pursuant to this, Elevation Gold also announced that it has temporarily suspended royalty/finder fee payments and silver stream delivery obligations.

Together with other stakeholders, Triple Flag is closely monitoring this development. Our interests related to the Moss mine, including the silver stream, are first secured against all of Elevation Gold’s assets. Moss is a gold and silver heap leach operation located in Arizona, USA.

•	Hope Bay (1.0% NSR gold royalty): Exploration drilling during the first quarter of 2024 returned strong results in the Patch 7 area of the Madrid deposit, including 20.8 g/t gold over 17.7 meters and 14.1 g/t gold over 16.4 meters in a cluster of high-grade intersections approximately 200 meters north of Patch 7 mineral resources. With this emerging new mineralized area returning grades and thicknesses greater than average for the Madrid deposit, Agnico Eagle expects to intensify drilling in this area for the rest of 2024 given the potential positive impact on mining scenarios for potential project redevelopment.

•	South Railroad (2.0% NSR gold and silver royalty): In April 2024, Orla Mining completed the acquisition of Contact Gold, whose key asset is the 100%-owned Pony Creek property in Nevada. Pony Creek is located immediately adjacent to Orla’s core growth asset, the South Railroad heap leach project. Ongoing exploration success at South Railroad has indicated the potential for resource and pit growth. Over a 25-kilometer strike length at the property, Orla is expected to complete a 22,000-meter drill program in 2024. A record of decision for South Railroad is expected in 2025.

•	Tamarack (1.85% NSR nickel and PGM royalty on Talon Metals Corp.’s interest in the project): In April 2024, Talon announced that a feasibility study for Tamarack is expected to be completed in unison with the project’s environmental impact statement in 2025. Under a $114.8 million grant from the US Department of Energy, Talon is also in the final stages of securing an existing brownfields site in North Dakota to receive feedstock from the Tamarack project.

•	Fenn-Gib (1.0% to 1.5% NSR gold royalty): Fenn-Gib is a 100%-owned gold deposit that straddles the Pipestone fault in Northern Ontario, operated by Mayfair Gold. Conceptually, the deposit is currently designed to be mined by bulk tonnage, open pit methods, however, recent drilling indicates the potential for underground mining. The current pit-constrained resource is 3.4 million ounces Au at 0.93 g/tiv. During the quarter, a pre-feasibility study for Fenn-Gib was launched.

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Rest of World:

•	Impala Bafokeng (70% gold stream): Sales from Impala Bafokeng in Q1 2024 were 1,537 GEOs, versus Q4 2023 sales of 1,674 GEOs. During the quarter, performance at the asset’s value driver, Styldrift, was constrained by mining fleet and operational impediments. Impala Platinum, the operator, disclosed that it remains on track to deliver within group guidance for the fiscal year ended June 30, 2024.

•	ATO (25% gold stream and 50% silver stream): Sales from the ATO streams in Q1 2024 were 1,376 GEOs. During the quarter, Steppe Gold reported progress on the ATO Phase 2 Expansion, and have now drawn the first $50 million of the previously announced $150 million project financing package. First concentrate production under Phase 2 is expected by 2026.

On April 11, 2024, Steppe Gold announced that it had entered into a share exchange agreement to acquire all of the outstanding common shares of Boroo Gold LLC pursuant to a previously announced binding term sheet. The completion of this acquisition is expected to establish Steppe Gold as the largest gold producer in Mongolia, providing further financial strength, asset diversification and scale.

On March 15, 2024, Triple Flag entered into an agreement with Steppe Gold to acquire a prepaid gold interest. Under the terms of the agreement, the Company made a cash payment of $5 million to acquire the prepaid gold interest, which provides for the delivery of 2,650 ounces of gold that will be delivered by Steppe Gold over five months. Deliveries will commence on August 15, 2024, with five equal monthly deliveries of 530 ounces of gold.

•	Agbaou (2.5% NSR gold royalty): Royalties from Agbaou in Q1 2024 equated to 328 GEOs. During the quarter, the operator introduced 2024 production guidance of 85,000 to 95,000 ounces of gold for Agbaou. The current life-of-mine plan contemplates a minimum annual production profile of 90,000 ounces until 2026, with total gold production of over 465,000 ounces through 2028. Further mine life extensions are targeted from the newly defined Agbalé deposit, which is included in the 2024 exploration program for Agbaou with a budget of $6 million.

•	Koné (2.0% NSR gold royalty): During the first quarter of 2024, Montage Gold announced the appointment of Martino De Ciccio as CEO, as well as the completion of a non-brokered private placement. The closing of this financing increased the Lundin family’s ownership interest in Montage Gold to approximately 18% and raised the cash balance to C$39.5 million.

Based on the 2024 feasibility study, Koné is designed to produce an average of 223,000 ounces of gold per year over an initial mine life of 16 years. Final permits and approvals for Koné are expected in Q3 2024, with construction anticipated to commence thereafter.

•	Prieska (0.8% GR royalty and 84% gold and silver stream, fixed ratio): Trial mining at Prieska continued during the first quarter of 2024, with ore development testing the strike dip extensions within the +105 Block. Ore sourced from trial mining will be used for metallurgical testwork and the design of a sulphide concentrator plant. An updated feasibility study for Prieska is scheduled to be completed in the second half of 2024.

•	Enchi (2.0% NSR gold royalty): In April 2024, Newcore Gold released an updated preliminary economic assessment for the 100%-owned Enchi gold project in Ghana. Enchi is designed as an open pit, heap leach operation producing an average of 120,000 ounces of gold per year over a 9-year mine life. All deposits and targets remain open along strike and at depth, with growth potential in both shallow oxide and sulphide mineralization.

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Conference Call Details

A conference call and live webcast presentation will be held on May 8, 2024, starting at 9:00 a.m. ET (6:00 a.m. PT) to discuss these results. The live webcast can be accessed by visiting the Events and Presentations page on the Company’s website at: www.tripleflagpm.com. An archived version of the webcast will be available on the website for one year following the webcast.

Live Webcast:	https://events.q4inc.com/attendee/189620706

Dial-In Details:	Toll-Free (U.S. & Canada): +1 (888) 330-2384 International: +1 (647) 800-3739 Conference ID: 4548984, followed by # key

Replay (Until May 22):	Toll-Free (U.S. & Canada): +1 (800) 770-2030 International: +1 (647) 362-9199 Conference ID: 4548984, followed by # key

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About Triple Flag

Triple Flag is a pure play, precious-metals-focused streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 234 assets, including 15 streams and 219 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 32 producing mines and 202 development and exploration stage projects, and other assets. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

Qualified Person

James Lill, Director, Mining for Triple Flag Precious Metals and a “qualified person” under NI 43-101 has reviewed and approved the written scientific and technical disclosures contained in this press release.

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Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes” or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release includes, but is not limited to, statements with respect to the Company’s annual and five-year guidance, operational and corporate developments for the Company, developments in respect of the Company’s portfolio of royalties and streams and related interests and those developments at certain of the mines, projects or properties that underlie the Company’s interests, strengths, characteristics, the payment of a dividend by the Company, the conduct of the conference call to discuss the financial results for the first quarter of 2024, and our assessments of, and expectations for, future periods (including, but not limited to, the long-term sales outlook for GEOs). In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk and Risk Management” in our management’s discussion and analysis in respect of the first quarter of 2024 and the caption “Risk Factors” in our most recently filed annual information form, each of which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, we note that mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

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Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information:

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

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Endnotes

Endnote 1: Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure that is based on stream and royalty interests and calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS Accounting Standards measure:

	Three months ended
	March 31
($ thousands, except average gold price and GEOs information)	2024	2023
Revenue	57,528	50,269
Average gold price per ounce	2,070	1,890
GEOs	27,794	26,599

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Endnote 2: Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-IFRS financial measure, which excludes the following from net earnings:

•	impairment charges, write-downs and reversals, including expected credit losses;
•	gain/loss on sale or disposition of assets/mineral interests;
•	foreign currency translation gains/losses;
•	increase/decrease in fair value of investments;
•	non-recurring charges; and
•	impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, write-downs and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments, and non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

	Three months ended
	March 31
($ thousands, except share and per share information)	2024	2023
Net earnings	$17,424	$16,534
Impairment reversal	(589)	—
Expected credit losses	6,851	—
Foreign currency gain	(40)	(45)
Decrease (Increase) in fair value of investments	427	(1,308)
Income tax effect	(870)	103
Adjusted net earnings	$23,203	$15,284
Weighted average shares outstanding – basic	201,140,642	191,778,186
Net earnings per share	$0.09	$0.09
Adjusted net earnings per share	$0.12	$0.08

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Endnote 3: Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

•	income tax expense;
•	finance costs, net;
•	depletion and amortization;
•	impairment charges, write-downs and reversals, including expected credit losses;
•	gain/loss on sale or disposition of assets/mineral interests;
•	foreign currency translation gains/losses;
•	increase/decrease in fair value of investments;
•	non-cash cost of sales related to prepaid gold interests; and
•	non-recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs, net and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, write-downs and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments, non-cash cost of sales related to prepaid gold interests and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS Accounting Standards measure.

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Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended
	March 31
($ thousands)	2024	2023
Net earnings	$17,424	$16,534
Finance costs, net	1,294	1,308
Income tax expense	2,718	1,366
Depletion and amortization	17,810	16,021
Impairment reversal	(589)	—
Expected credit losses[1]	6,851	—
Non-cash cost of sales related to prepaid gold interests	2,173	5,560
Foreign currency translation gain	(40)	(45)
Decrease (Increase) in fair value of investments	427	(1,308)
Adjusted EBITDA	$48,068	$39,436

1.	Expected credit losses for the three months ended March 31, 2024 primarily relate to expected credit loss provision for loan receivables.

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Endnote 4: Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS Accounting Standards financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and asset margin to evaluate our performance in increasing revenue, containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS Accounting Standards measure:

	Three months ended
	March 31
($ thousands except Gross profit margin and Asset margin)	2024	2023
Revenue	$57,528	$50,269
Less: Cost of sales	24,269	27,395
Gross profit	33,259	22,874
Gross profit margin	58%	46%
Gross profit	$33,259	$22,874
Add: Depletion	17,720	15,928
Add: Non-cash cost of sales related to prepaid gold interests	2,173	5,560
	53,152	44,362
Revenue	57,528	50,269
Asset margin	92%	88%

i Refer to Coeur’s press release dated February 21, 2024, “Coeur Reports Fourth Quarter and Full-Year 2023 Results”.

ii Refer to Coeur’s press release dated February 20, 2024, “Coeur Reports Year-End 2023 Mineral Reserves and Resources”.

iii Refer to Nexa’s press release dated March 27, 2024, “Nexa Resources Announces 2023 Year-End Mineral Reserves and Mineral Resources”.

iv Refer to Mayfair’s NI 43-101 technical report for the Fenn-Gib Project dated July 26, 2023 with an effective date of April 6, 2023.

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